# Better U, Inc.



# ANNUAL REPORT

8921 Sunset Blvd

West Hollywood, CA 90069

(310) 871-4593

https://betterucare.com/

This Annual Report is dated April 17, 2025.

## BUSINESS

### Company Overview

Better U, Inc. (or the "Company") is a managed services organization and holistic wellness company that is focused on improving mental and physical well-being through innovative telehealth services. Our core offerings include managed services for healthcare clinicians who provide at-home psychedelic ketamine therapy, weight loss programs, longevity therapies, and talk therapy/life coaching. By providing a comprehensive approach to managed services for healthcare clinicians, Better U helps ensure that clinical patients receive personalized and effective treatments in the comfort of their homes. Our guiding mission is to empower individuals to achieve optimal health by addressing both their mental and physical needs, promoting overall well being, and ensuring long-term health benefits.

### Business Model

Better U operates a telehealth platform that is the basis for a range of clinical wellness services, including at-home ketamine therapy, which has shown significant promise in treating depression, anxiety, PTSD, and other mental health conditions. Our business model is to provide the platform and managed services for clinicians to deliver personalized treatment plans for patients, followed by home delivery of the necessary materials via our proprietary "Brain Box." Our platform allows clinicians to also offer a variety of additional services for patients such as weight loss therapy, longevity programs, and life coaching, creating multiple clinical revenue streams while addressing a wide spectrum of health needs.

### Intellectual Property

Better U's intellectual property portfolio includes a proprietary platform for clinicians to deliver proven treatment protocols and methods related to at-home psychedelic therapy and the integration of these therapies with traditional talk therapy and life coaching. We also have developed a unique delivery system - the Brain Box - that provides patients with virtually everything they need to complete their treatments safely and effectively at home. Our platform includes an AI-driven component that allows clinicians to personalize patient treatment plans and manage patient progress, which we believe further distinguishes our managed services from those of our competitors.

### Corporate Structure

Better U, Inc. was initially organized as Better U LLC, a Nevada limited liability company on June 8, 2021, and converted to a Delaware corporation on January 1st, 2024.

**Previous Offerings**

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000,000

Use of proceeds: Marketing

Date: January 01, 2024

Offering exemption relied upon: Rule 701

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 204,000

Use of proceeds: Marketing

Date: January 01, 2024

Offering exemption relied upon: Rule 701

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $20.40

Number of Securities Sold: 204,000

Use of proceeds: Marketing

Date: February 01, 2024

Offering exemption relied upon: Rule 701

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $34.52

Number of Securities Sold: 345,190

Use of proceeds: Marketing

Date: February 01, 2024

Offering exemption relied upon: Rule 701

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2024 Compared to 2023**

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,700,344 compared to $4,304,019 in fiscal year 2023.

In February of 2023, we expanded from 10 states to 16 states then in November 2023 from 16 to 20 states and we increased marketing/advertising spend in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $410,534 compared to $304,700 in fiscal year 2023.

Economies of scale: As we expanded states' reach, the cost to acquire customers decreased. In 2023 we also started to source our hardware and "BrainBoxes" in Asia to reduce costs. Bulk pricing from pharmacy partners and we developed our own software to increase productivity/workflow for our internal operations.

Gross Margins

Gross margins for fiscal year 2022 were $1,121,200 compared to $3,999,319 in fiscal year 2023.

The demand for telemedicine has grown significantly due to its convenience and accessibility along with the overall public education about ketamine therapy as an effective treatment. This increased demand allows our business to serve more patients without a proportional increase in costs, thus improving gross margins. Technological Advancements: Innovations in our app, such as AI integration, allowing wearable devices for improved tracking, and improving the patient experience, enhance service delivery efficiency and reduce operational costs while improving retention. These advancements have led to higher gross margins as they allow for more efficient patient management and reduce the need for physical infrastructure.

Expenses

Expenses for fiscal year 2022 were $1,186,505 compared to $3,583,103 in fiscal year 2023.

To expand our market presence, we increased marketing efforts to attract new patients through digital marketing campaigns, media buying, advertising, partnerships with healthcare providers, and community outreach programs. Our geographic expansion into new states and regions involves costs, including regulatory compliance, licensing fees, and establishing local partnerships. Each state presents different regulations for telemedicine and ketamine administration, necessitating legal and administrative adjustments. As we grew, we hired more staff, including clinicians, administrative personnel, and support staff, which became essential. Additionally, ongoing training is crucial to ensure our team remains up-to-date with the latest protocols and safety standards. Investing in technology infrastructure is vital to support our telemedicine services. This includes our secure telehealth platform, app development, electronic health records system, and robust data security measures to protect patient information. Furthermore, staying competitive requires investment in research and development to improve treatment protocols or explore new therapeutic applications of ketamine therapy (for example expanding from treating mental health issues to physical health like migraines, arthritis, neuropathic pain, menstrual cramps, etc.) These factors collectively contribute to our rising expenses as we scale and adapt to industry demands.

Historical results and cash flows:

Better U is currently in the growth stage and is profitable. We believe that our historical cash flows may not accurately reflect the revenue and cash flows we anticipate in the future. This is due to several strategic advancements, including building a trusted brand, expanding our service offerings, and reducing customer acquisition costs. Historically, our cash flow was primarily generated through sales/acquiring new clients. However, our goal is to expand into 30 states, covering 90% of the U.S. population, with additional services designed to better serve our patients and reduce costs.

Ketamine therapy, our initial core offering, largely depends on acquiring new business, which necessitates substantial marketing expenditure. Given its high efficacy rate—with over 85% in improving symptoms for certain mental health issues—it is an invaluable service. In addition, we are expanding our services to include weekly talk therapy, weight loss programs, and sexual health programs. These offerings not only cater to the same patient demographic but also enhance patient retention and improve their overall well-being. These strategic initiatives are expected to significantly influence our future financial performance, differentiating it from past trends.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $87,077.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Rent Expense

Amount Owed: $140,000.00

Interest Rate: 0.0%

The Company has an operating lease for business premises, The Company's leases have terms maturing through 2025. Monthly payments are $7,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term. The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

Creditor: IRS

Amount Owed: $69,959.00

Interest Rate: 0.0%

Better U Inc. has paid $16,000 towards 2023 Federal Taxes and has an outstanding balance of $69,959 and is currently on a payment plan. THe company has paid $70,000 in 2024 Federal Taxes.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Derek Du Chesne

Derek Du Chesne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Principal Accounting Officer, Secretary, Board Member

Dates of Service: June, 2021 - Present

Responsibilities: Derek is the founder and CEO of the company, overseeing all aspects. He works full-time for Better U, receives annual compensation of $150,000 and owns 92.46% of the company's voting power.

Other business experience in the past three years:

Employer: Healing VC LLC

Title: Founder

Dates of Service: June, 2023 - Present

Responsibilities: Founder of a digital marketing company specializing in CRM development and AI implementation consulting. He spends 3-4 hours per week working in this role.

Name: Kyle Johnson

Kyle Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Operations, Board Member

Dates of Service: January, 2022 - Present

Responsibilities: Kyle oversees all aspects of operations and growth initiatives. He receives annual compensation of $120,000 and owns 7.54% of the company's voting power.

Other business experience in the past three years:

Employer: Patient Care Clinic

Title: President

Dates of Service: December, 2015 - January, 2022

Responsibilities: The Patient Care Clinic (PCC) focuses on improving the quality of life for individuals suffering from pain, autoimmune diseases, cancer, and other serious illness by providing Hemp CBD education and personalized patient management. Our goal is to teach clients how to use the hemp plant as medicine to achieve optimum symptom relief so clients can live their best life. The PCC can work with your healthcare provider to complement your treatment, optimizing symptom management and treatment outcomes.

Other business experience in the past three years:

Employer: CBD Medical Supply

Title: President

Dates of Service: January, 2019 - January, 2022

Responsibilities: Kyle created brand image, mission, marketing material, website content, educational videos, and product development. He also built and maintained key trust relationships with physicians to recommend CBD Medical Supply as the leader in medicinal hemp health and wellness. Finally, Kyle managed sales relationships with distribution, dispensaries and medical offices.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Derek Du Chesne

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 92.46

## RELATED PARTY TRANSACTIONS

Name of Entity: Derek Du Chesne

Relationship to Company: CEO, Director, Founder, Shareholder

Nature / amount of interest in the transaction: On January 31, 2023, the Company entered into a promissory note agreement with its CEO and founder, Derek Du Chesne, for $233,217.

Material Terms: Under this agreement, Derek Du Chesne agrees to repay the full amount within ten years, with the final payment due one day before the ten-year mark. The promissory note carries an annual interest rate of 3.84%. As of December 31, 2023, the outstanding balance of the note, including accrued interest, is $249,190 and classified under Long Term Receivable from Related Parties. In 2024, Derek paid $11,080 towards the loan.

## OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 237,042 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,500,000 with a total of 5,408,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights.

Voting. Holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 345,190 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights. Holders of Class B Common Stock have no right to attend stockholder meetings nor receive information distributions or notices from the Company with respect to such meetings or actions taken by written consent in lieu of such meetings.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Ketamine Regulatory Risk Our business involves providing ketamine therapy, which is subject to significant regulation at the federal, state, and local levels. The legal and regulatory landscape for ketamine therapy is complex and evolving, particularly given its classification as a Schedule III controlled substance under the Controlled Substances Act. Changes in laws, regulations, or interpretations by governing bodies could impact our ability to operate, restrict our services, or increase our compliance costs. Additionally, any adverse regulatory actions, such as the revocation of licenses or the imposition of fines, could materially affect our business operations, financial condition, and results of operations. There is also the risk of legal liability arising from the administration of ketamine therapy, which could result in significant litigation expenses or judgments against us, impacting our reputation and financial stability. The Chief Executive Officer currently splits time between working for Better U and another company The CEO of Better U, Inc., Derek Du Chesne, currently spends 3 to 4 hours per week overseeing Healing VC LLC, a prior business he currently co-owns. Although Derek works full-time for Better U and it is his primary focus, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Telehealth Prescribing Limitations Investors should be aware that Better U's reliance on telehealth for prescribing ketamine may face challenges if pandemic-era regulatory flexibilities are reversed. Changes to the Ryan Haight Act's in-person evaluation requirement could disrupt the company's business model and reduce its ability to scale. Off-Label Use of Ketamine The use of ketamine for treating depression, anxiety, PTSD, and similar conditions is off-label, posing certain risks related to patient safety and liability. Investors should consider the potential financial and reputational impacts that may arise from adverse patient outcomes or scrutiny over the lack of long-term clinical data. Better U takes patient safety and clinical efficacy very seriously, and our protocols are designed to minimize risks associated with at-home ketamine therapy. Patient Safety Concerns Better U's at-home ketamine therapy model presents risks related to patient misuse, addiction, or adverse reactions, which could lead to lawsuits or reputational harm. These risks may affect the company's ability to attract new patients or sustain its current business operations.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2025.

**Better U, Inc.**

By   /s/ *Derek Du Chesne*

     Name:  Better U Inc

     Title:  CEO

Exhibit A

**FINANCIAL STATEMENTS**

I, Derek Du Chesne, the Chief Executive Officer of Better U, Inc., hereby certify that the financial statements of Better U, Inc., and notes thereto for the periods ending December 31, 2024 and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____4/4/2025_____ (Date)

# BETTER U, INC.

## FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024 AND 2023
## *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**BETTER U, INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 87,077 | $ 122,268 |
| Accounts Receivable, net | 505,769 | 213,848 |
| Prepaids and Other Current Assets | 35,394 | 50,653 |
| **Total Current Assets** | **628,240** | **386,769** |
| | | |
| Property and Equipment, net | 23,894 | 19,885 |
| Right-of-Use Asset | 54,407 | 129,535 |
| Long Term Receivable from Related Parties | 285,590 | 249,190 |
| Security Deposit | 14,000 | 14,000 |
| **Total Assets** | **$ 1,006,131** | **$ 799,379** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ 169,811 | $ 36,671 |
| Credit Cards | 79,280 | 37,490 |
| Lease Liability - Current Portion | 54,407 | 75,128 |
| Other Current Liabilities | 174,910 | 158,520 |
| **Total Current Liabilities** | **478,408** | **307,809** |
| | | |
| Lease Liability | - | 54,407 |
| **Total Liabilities** | **478,408** | **362,216** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock Class A | 541 | - |
| Common Stock Class B | 35 | - |
| Retained Earnings | 527,147 | 437,163 |
| **Total Stockholders' Equity** | **527,723** | **437,163** |
| **Total Liabilities and Stockholders' Equity** | **$ 1,006,131** | **$ 799,379** |

*See accompanying notes to financial statements.*

**BETTER U, INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For The Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 6,300,996 | $ 4,304,019 |
| Cost of Goods Sold | 187,689 | 304,700 |
| **Gross Profit** | **6,113,307** | **3,999,319** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 3,218,694 | 1,620,596 |
| Selling and Marketing | 2,801,817 | 1,962,507 |
| **Total Operating Expenses** | **6,020,511** | **3,583,103** |
| **Net Operating Income** | **92,796** | **416,216** |
| | | |
| Interest Expense | 8,872 | 5,839 |
| Other Income | (21,380) | (11,131) |
| **Income Before Provision For Income Taxes** | **105,304** | **421,508** |
| Provision/(benefit) for income taxes | 15,320 | 91,740 |
| **Net Income** | **$ 89,984** | **$ 329,768** |

*See accompanying notes to financial statements.*

**BETTER U, INC.**

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) _____ - 4 - _____

| (in , $US) | Common Stock Class A | | Common Stock Class B | | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| **Balance—December 31, 2022** | $ | - | $ | - | $ 118,475 | $ 118,475 |
| Profit Allocation | | | | | (11,080) | (11,080) |
| Net Income/(Loss) | | | | | 329,768 | 329,768 |
| **Balance—December 31, 2023** | - | - | - | - | $ 437,163 | $ 437,163 |
| Conversion from LLC to Corporation | 5,408,000 | 541 | 345,190 | 35 | | 576 |
| Net Income/(Loss) | | | | | 89,984 | 89,984 |
| **Balance—December 31, 2024** | **5,408,000** | $ **541** | **345,190** | $ **35** | $ **527,147** | $ **527,723** |

*See accompanying notes to financial statements.*

**BETTER U, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For The Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Income | $ | 89,984 | $ | 329,768 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | | |
| Depreciation of Property | | 5,593 | | 3,967 |
| Non-Cash Lease Expense | | - | | |
| Changes in Operating Assets and Liabilities: | | | | |
| Accounts Receivable, net | | (291,921) | | (213,848) |
| Prepaids and Other Current Assets | | 15,259 | | (50,653) |
| Accounts Payable | | 133,140 | | (58,706) |
| Credit Cards | | 41,790 | | 33,065 |
| Other Current Liabilities | | 16,390 | | 147,440 |
| Security Deposit | | - | | (14,000) |
| Accrued Interest Income | | (7,039) | | (11,132) |
| **Net Cash Provided By Operating Activities** | | **3,196** | | **165,901** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (9,602) | | (22,730) |
| Long Term Receivable from Related Parties | | (29,361) | | (238,058) |
| **Net Cash Used In Investing Activities** | | **(38,963)** | | **(260,788)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Stock | | 576 | | |
| **Net Cash Used In Financing Activities** | | **576** | | **-** |
| | | | | |
| **Change In Cash & Cash Equivalents** | | **(35,191)** | | **(94,887)** |
| Cash & Cash Equivalents—Beginning Of Year | | 122,268 | | 217,155 |
| **Cash & Cash Equivalents—End Of Year** | $ | **87,077** | $ | **122,268** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash Paid During The Year For Interest | $ | 8,872 | $ | 5,839 |
| Cash Paid During The Year For Income Taxes | $ | 15,320 | $ | 91,740 |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATION

Better U, Inc. was initially formed on June 8, 2021, in the state of Nevada. On January 1, 2024, the Company transitioned from an LLC to a Delaware Corporation. The financial statements of Better U LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Managed services organization for telemedicine for mental and physical health services (ketamine therapy, weight loss treatments, talk therapy, longevity therapies, sexual health, etc.). Better U provides marketing, legal, accounting, staffing, and fully managed services for Better U Clinical, PC's. (Doctor-owned organizations that provide healthcare services, primarily ketamine therapy, weight loss, talk therapy, and sexual health treatments).

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Accounts Receivable**

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Computer/Telecom Equipment | 5 years |
| Furnishings & Fixtures | 5 years |
| Leasehold Improvements | 7 years |

**Revenue Recognition**

Better U Inc. recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. Revenue is recognized when the Company transfers promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. In determining when and how revenue is to be recognized, the Company follows the five-step process laid out under ASC 606:

- Identification of Contracts with Customers: The Company identifies contracts with customers that include services such as Ketamine Therapy, Holistic Psychiatry, Weight Loss Programs, Sexual Health treatments, Longevity Therapy, and Talk Therapy. These contracts are established when a customer agrees to receive services, either through an initial consultation or a treatment plan.
- Determination of Performance Obligations: The Company identifies the distinct services that it promises to deliver, which are considered performance obligations. These obligations are satisfied as the services are provided to the customer. For example, for therapy sessions or weight loss programs, the performance obligation is fulfilled when the session or program is completed.
- Measurement of the Transaction Price: The Company determines the transaction price, which is the amount of consideration expected to be received in exchange for the services. This includes the agreed-upon fees for treatments and services provided, net of any discounts or rebates.
- Allocation of Transaction Price to Performance Obligations: If the contract contains multiple performance obligations, the Company allocates the transaction price to each performance obligation based on their relative standalone selling prices. For example, if a customer purchases a bundled package of multiple therapies, the price would be allocated to each therapy session based on its standalone price.
- Recognition of Revenue when or as the Company Satisfies Each Performance Obligation: Revenue is recognized when or as the Company satisfies each performance obligation by transferring the promised

services to the customer. Revenue for healthcare services is generally recognized as the service is rendered, such as when a therapy session is completed or a treatment program is delivered.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,801,817 and $1,962,507, which is included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 4, 2025, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Prepaid Expenses | $ 35,394 | $ 49,273 |
| Tax Receivable | - | 1,380 |
| **Total Prepaids and Other Current Assets** | $ 35,394 | $ 50,653 |

Other current liabilities consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Accrued Expenses | $ 167,304 | $ 117,233 |
| Other Liabilities | - | 11,080 |
| Tax Liability | 7,606 | 30,207 |
| **Total Other Current Liabilities** | $ 174,910 | $ 158,520 |

Long Term Receivable from Related Parties consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Promissory Note issued by Derek Du Chesne | $ 267,419 | $ 238,058 |
| Accrued Interest | 18,171 | 11,132 |
| **Total Long Term Receivable from Related Parties** | $ 285,590 | $ 249,190 |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Computer/Telecom Equipment | $ | 4,263 | $ | 4,263 |
| Furnishings & Fixtures | | 9,271 | | 4,824 |
| Leasehold Improvements | | 20,200 | | 15,045 |
| **Property and Equipment, at cost** | | **33,734** | | **24,132** |
| Accumulated Depreciation | | (9,840) | | (4,247) |
| **Property and Equipment, net** | $ | **23,894** | $ | **19,885** |

Depreciation expenses for the years ended December 31, 2024, and 2023 were $5,593 and $3,967, respectively.

## 5.   LEASES

The Company has an operating lease for business premises, The Company's leases have terms maturing through 2025. Monthly payments are $7,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

| As of December 31, | | 2024 |
|---|---|---|
| 2025 | | 56,000 |
| 2026 | | - |
| 2027 | | - |
| Thereafter | | |
| Present Value Discount | | (1,593) |
| **Total** | $ | **54,407** |

## 6.   EQUITY AND CAPITALIZATION

***Common Stock- Class A***
The Company is authorized to issue 7,500,000 shares of Class A Common Stock with par value of $0.0001. As of December 31, 2024, 5,408,000 shares of Class A Common Stock have been issued and were outstanding.

***Common Stock- Class B***
The Company is authorized to issue 2,500,000 shares of Class B Common Stock with par value of $0.0001. As of December 31, 2024, 345,190 shares of Class B Common Stock have been issued and were outstanding.

## 7.   CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8.   RELATED PARTY TRANSACTIONS

On January 31, 2023, the Company entered into a promissory note agreement with its CEO and founder, Derek Du Chesne, for $267,419. Under this agreement, Derek Du Chesne agrees to repay the full amount within ten years, with the final payment due one day before the ten-year mark. The promissory note carries an annual interest rate of 3.84%. As of December 31, 2024 and December 31, 2023, the outstanding balance of the note, including accrued interest, is $285,590 and $249,190, respectively, and classified under Long Term Receivable from Related Parties.

## 9.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| For The Year Ended | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Current:** | | |
| Federal, State, And Local | $        15,320 | $        - |
| Total Tax Expense/(Benefit) | $        **15,320** | $        - |

Provision for income tax liability comprised the following:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Federal, State, And Local | $        15,320 | $        - |
| Total Povision For Income Tax | $        **15,320** | $        - |
| | | - |
| Net Tax Provision | $        15,320 | $        - |

## 10.   SUBSEQUENT EVETNS

In 2025, subsequent to year end, the Company has a Crowdfunding campaign live with StartEngine as its registered platform. The Company is offering Common Equity at an offering price of $5.21 per share and a pre-money valuation of $29,974,120. As of April 3, 2025, the date these financials were available to be issued, the Company had $267,883 committed under this offering.

# CERTIFICATION

I, Derek Du Chesne, Principal Executive Officer of Better U, Inc., hereby certify that the financial statements of Better U, Inc. included in this Report are true and complete in all material respects.

*Derek Du Chesne*

CEO